UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-39305

Dada Nexus Limited

(Translation of registrant’s name into English)

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Explanatory Note

This current report on Form 6-K was furnished in connection with the resignation of Mr. Jun Yang from his position as the Chief Technology Officer of Dada Nexus Limited (the “Company”), effective July 31, 2023. Mr. Yang’s resignation from his position as the Chief Technology Officer of the Company was due to personal reasons and was not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs. The Company is grateful to Mr. Yang for his valuable contributions over the past years and wish him all the best in his retirement life.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dada Nexus Limited

	By:	/s/ Beck Zhaoming Chen
	Name:	Beck Zhaoming Chen
	Title:	Chief Financial Officer

Date: July 31, 2023